DOC ID ----> 201921203136



DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
08/01/2019	201921203136	DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

PETER JOSEPH BENDER
1931 POPLAR DR.
LOVELAND, OH 45140

STATE OF OHIO
CERTIFICATE
Ohio Secretary of State, Frank LaRose
4364086

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

VERGE BREWING LLC

and, that said business records show the filing and recording of:

Document(s)   Document No(s):

DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG   **201921203136**
Effective Date: 07/31/2019



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 1st day of August, A.D. 2019.

Ohio Secretary of State

Form 533A Prescribed by:



OFFICE OF THE
Ohio Secretary of State

Date Electronically Filed: 7/31/2019

Toll Free: (877) SOS-FILE (877-767-3453) | Central Ohio: (614) 466-3910

www.OhioSecretaryofState.gov | Busserv@OhioSecretaryofState.gov

File online or for more information: www.OHBusinessCentral.com

Articles of Organization for a Domestic Limited Liability Company
Filing Fee: $99
Form Must Be Typed

CHECK ONLY ONE (1) BOX

(1)   Articles of Organization for Domestic
⦿ For-Profit Limited Liability Company
(115-LCA)

(2)   Articles of Organization for Domestic
☐ Nonprofit Limited Liability Company
(115-LCA)

Name of Limited Liability Company Verge Brewing LLC

(Name must include one of the following words or abbreviations:
"limited liability company," "limited," "LLC," "L.L.C.," "ltd., "or "ltd".)

Optional: Effective Date (MM/DD/YYYY) 7/31/2019   (The legal existence of the corporation begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing.)

Optional: This limited liability company shall exist for

Period of Existence

Optional: Purpose

** **Note for Nonprofit LLCs**
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided. **

Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

Verge Brewing LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the corporation may be served. The complete address of the agent is:

PETER J. BENDER

(Name of Statutory Agent)

1931 POPLAR DR.

(Mailing Address)

LOVELAND	OH	45140
(Mailing City)	(Mailing State)	(Mailing ZIP Code)

Acceptance of Appointment

The Undersigned,   PETER J. BENDER   , named herein as the

(Name of Statutory Agent)

Statutory agent for   Verge Brewing LLC

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature   PETER J. BENDER

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required

Articles and original appointment of agent must be signed by a member, manager or other representative.

If the authorized representative is an individual, then they must sign in the "signature" box and print his/her name in the "Print Name" box.

If the authorized representative is a business entity, not an individual, then please print the entity name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print his/her name and title/authority in the "Print Name" box.

PETER J. BENDER
Signature

By (if applicable)

Print Name

ANGELA M. PRAKSTI
Signature

By (if applicable)

Print Name

DONALD G. SCHMIDT
Signature

By (if applicable)

Print Name